Exhibit 99.(e)(3)

March 17, 2017

Strictly Confidential

Span-America Medical Systems, Inc.

70 Commerce Center
Greenville, SC 29615
USA

Attention:	Mr. Thomas D. Henrion, Chairman of the Board

Dear Sir:

We are pleased to submit this letter of intent (this “Letter”) in furtherance of our most recent discussions regarding the potential acquisition of Span-America Medical Systems, Inc. (the “Corporation”) by Savaria Corporation or one of its affiliates (“we” or “us”).

This Letter sets forth the general terms and conditions concerning our proposed acquisition (the “Proposed Acquisition”) of the Corporation.

All dollar amounts in this Letter are expressed in United States dollars.

1.

Purchase Price. Based on our preliminary due diligence review and the information provided to us to date, we would expect to purchase all of the issued and outstanding shares of common stock of the Corporation (the “Common Stock”) for a cash purchase price of $29.00 per share of Common Stock (the “Acquisition Price”) based on the following assumptions:

Number of shares of Common Stock Outstanding	2,764,625
Number of Options Outstanding	52,150
Cost of In-the-Money Options	$825,109

The Acquisition Price is also based on the assumption that (i) at the closing the Corporation will have adequate working capital in an amount consistent with its historical working capital levels, (ii) the Corporation will not pay any extraordinary dividends to its security holders, and (iii) at the closing the Corporation will not have any long-term debt.

The Proposed Acquisition will be financed through a combination of available cash on hand and funds provided to us by a tier one financial institution.

2.

Form of Transaction. We would offer to purchase all of the issued and outstanding Common Stock for cash by way of a tender offer or other similar transaction (as agreed by the parties). The final structure of the Proposed Acquisition will be determined on the basis of tax, securities and corporate law advice in order to ensure the most efficient structure for each of the parties and their respective securityholders.

3.

Due Diligence. We have commenced and intend to continue our due diligence investigation of the financial condition, results of operations, business, regulatory compliance, assets and obligations of the Corporation. In this regard, the Corporation will provide us with reasonable access to its assets, facilities, contracts and books and records, and cause its directors, officers, employees, accountants, legal counsel and financial advisors (collectively, “Representatives”) to reasonably cooperate with us and our Representatives in connection with our detailed due diligence investigation. Both parties will agree, acting reasonably, to mutually agreeable due diligence procedures in this regard. We expect to be able to complete our due diligence review within 30 days of being provided with substantially all of the documentation that we reasonably request in connection with such review, as acknowledged by both us and the Corporation, each acting reasonably (the “Due Diligence Commencement Date”).

We will be under no obligation to continue with our due diligence investigation or to enter into or continue any discussions or negotiations regarding the Definitive Transactional Documentation or the Tender Agreements (as defined below) if at any time the results of our due diligence investigation are not satisfactory to us in our sole discretion. In the event we give notice to the Corporation of our decision to cease our investigation and negotiations, the provisions of this Letter will automatically terminate except as otherwise provided in paragraph 11 hereof.

4.	Conditions to the Proposed Acquisition. The launch of the Proposed Acquisition will be subject to, among other things, the following:

(a)

the negotiation and execution of definitive documentation in form and substance mutually acceptable to the Corporation and us relating to the Proposed Acquisition (including, but not limited to, a merger agreement) containing customary terms and conditions for transactions of this nature, including, but not limited to: (i) the condition that there be deposited under the tender offer such number of shares of Common Stock as represents (after the exercise, if necessary, of a customary “top-up” provision) not less than 90% of the total number of issued and outstanding shares of Common Stock and a requirement that we complete a “back-end” merger following consummation of the tender offer in order to acquire all or the remaining outstanding shares of the Corporation’s Common Stock at the tender offer price, and (ii) mutually agreeable covenants, representations and warranties, and conditions, as well as customary deal protections providing for support, non-solicitation, a fiduciary out, a break-up fee equal to $2,825,000 based on the Acquisition Price, a three business day right to match a superior proposal, and termination and other provisions (collectively, the “Definitive Transactional Documentation”), which will be drafted initially by our legal counsel;

(b)

each of the directors and officers of the Corporation, who, in the aggregate, own or control approximately 16% of the outstanding Common Stock, will have negotiated tender and support agreements (collectively, the “Tender Agreements”), in form and substance satisfactory to us, acting reasonably, pursuant to which such shareholders agree, subject to customary conditions, to tender all of their securities to the Proposed Acquisition. Such agreements will contain customary clauses for transactions of this nature including, but not limited to, prohibitions on sales and transfers and non-solicitation provisions;

(c)

arrangements will be made, to our reasonable satisfaction, to provide for (i) the exercise of all vested or exercisable options and “in-the-money” unvested options after acceleration thereof, and (ii) the termination of all “out-of-the-money”, unexercisable or unexercised options;

(d)

the Proposed Acquisition and the agreements contemplated hereby (including, but not limited to, the Definitive Transactional Documentation) will have been approved by our Board of Directors and the Board of Directors of the Corporation (including, but not limited to, any special committee thereof) and the Board of Directors of the Corporation will make a unanimous favourable recommendation to the securityholders of the Corporation to tender their securities pursuant to the Proposed Acquisition, and such recommendation will not have been adversely amended or withdrawn;

(e)

any and all required consents or approvals, including third party consents and all governmental or regulatory consents in any applicable jurisdiction, will have been obtained and remain in force and any and all applicable waiting periods under applicable legislation or otherwise will have expired;

(f)

the absence of any material adverse change in the assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued or otherwise), results of operations, business, affairs, operations or condition (financial or otherwise) of the Corporation and its subsidiaries on a consolidated basis;

(g)	the absence of pending or threatened litigation, cease trade orders or other decrees or rulings regarding the Proposed Acquisition;

(h)

us having entered into employment agreements no later than simultaneously with execution and delivery of the Definitive Transaction Documentation on terms acceptable to us, acting reasonably, with Jim Ferguson, Richard Coggins, Clyde Shew, Jim O’Reagan, Erick Herlong and Rob Bently; and

(i)

such other conditions as may be requested by us, acting reasonably; provided however, that (i) the launch of the Proposed Acquisition will not be subject to any condition or contingency, and the Definitive Transactional Documentation will not include any requirement or condition, that we are able to obtain financing for the Proposed Acquisition or (ii) the Definitive Transactional Documentation will not include any requirement or condition that we are able to conduct any additional due diligence or determine that the results of any due diligence investigation are satisfactory or unsatisfactory.

5.

Exclusive Dealing. The Corporation agrees that from the date hereof through to 5:00 p.m. (Montreal time) on the 30th day following the Due Diligence Commencement Date, but in any event through no later than 5:00 p.m. (Montreal time) on the 40th day following the date of execution of this Letter (the “Exclusivity Period”) (on the understanding that we will provide the Corporation with our complete due diligence request list within two business days from the date of execution of this Letter and that, in responding to such request list, the Corporation will not be required spend any significant time to create materials that do not already exist in the Corporation’s possession), (a) it will, and will direct its Representatives to, immediately cease any existing activities, discussions or negotiations with any person or group other than us with respect to an Alternative Transaction (as defined below), and (b) it will not, directly or indirectly, through any Representative, agent or otherwise, alone or with any person or group other than us, initiate, solicit, assist or encourage any inquiries, expressions of interest, or the making or implementation of any proposal or offer that constitutes, or may reasonably be expected to lead to, an Alternative Transaction, or engage in any negotiations, provide any information or data concerning the business and affairs of the Corporation, or have any discussions, in furtherance of an Alternative Transaction. During the Exclusivity Period, the Corporation will not authorize or permit any of its Representatives to take any of the actions enumerated above in this paragraph. The Exclusivity Period may be extended by mutual agreement of the parties in writing, with neither party being under any obligation, implicit or otherwise, to do so. As used in this Letter, the term “Alternative Transaction” will mean any inquiry, indication of interest, proposal or offer (including any amendment or supplement thereto) regarding any of the following (other than in connection with the transaction contemplated by this Letter): (i) any amalgamation, plan of arrangement, merger, share exchange, recapitalization, business combination, management buyout, sale of shares (other than pursuant to outstanding options) or any other equity interest, or other similar transaction involving the Corporation; (ii) any tender offer or other offer for the shares of the Corporation; (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (including by contribution to a joint venture) outside of the ordinary course of business of any material part of the assets of the Corporation in a single transaction or a series of related transactions; (iv) any public offering, private placement or other financing of debt or equity securities of the Corporation; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

During the Exclusivity Period, the Corporation will promptly advise us of any Alternative Transaction or inquiries or communication with respect thereto that it or any of its Representatives or agents may receive from this date forward (including any amendment or supplement to any proposals or inquiries received on or prior to the date hereof) and will provide to us all of the information regarding the material terms and conditions of such Alternative Transaction or information with respect thereto or to such inquiries or communications (including the identity of the parties involved) that it or any of its Representatives may receive.

6.

Disclosure and Confidentiality. This Letter is being delivered by us with the understanding that the terms and conditions set forth herein will remain strictly confidential and will not be disclosed by us or the Corporation without the prior written consent of the other party (other than to the Corporation’s or our Representatives). Neither the Corporation nor its Representatives, and neither us nor our Representatives, will make, or cause to be made, directly or indirectly, any press release or public announcement, statement, communication or comment in respect of this Letter or the Proposed Acquisition (including, but not limited to, disclosing our identity or the identity of the Corporation) or otherwise communicate with the news media without the prior written consent of the other party, except as may otherwise be required by applicable law or regulation, by any authorized administrative agency or regulatory body, or pursuant to applicable requirements of any listing agreement with, or the rules of, any applicable securities exchange. A party required to make disclosure pursuant to law, regulation or applicable stock exchange requirement will give prompt notice of the requirement to the other party and will use its reasonable efforts to provide the proposed content of any disclosure to the other party in advance of the required disclosure and to co-operate with the other party to limit the extent of the disclosure to what is required. Any information furnished or to be furnished by the Corporation or its Representatives to us or our Representatives will be subject to the Confidentiality, Stand-Still and No-Hire Agreement entered into between us and the Corporation on January 2, 2017, which the Corporation and we acknowledge and agree remains in full force and effect and is unamended by this Letter.

7.

Costs. Each of us and the Corporation will be responsible for and bear all of its own costs and expenses (including, but not limited to, any broker’s or finder’s fees and expenses of its respective Representatives) incurred at any time in connection with pursuing or consummating the Proposed Acquisition.

8.

Timetable. Concurrent with the start of our due diligence investigation, we and the Corporation will begin to negotiate the Definitive Transactional Documentation containing representations, warranties, conditions and agreements customary for transactions of this nature, including receiving all required regulatory approvals and any required consents and approvals under key third party agreements, to the extent indicated by due diligence, and the other terms and conditions described in this Letter. Accordingly, we anticipate that the Definitive Transactional Documentation, together with the Tender Agreements, may be entered into, and the Proposed Acquisition may be announced by the parties, within 45 days from the date hereof, with closing of the Proposed Acquisition to occur by, but no earlier than, the 45th day following such announcement (subject to all requisite approvals).

9.

Interim Operations. During the Exclusivity Period, the business of the Corporation will be operated in the ordinary course and in a manner consistent with past practices and, without limiting the generality of the foregoing, the Corporation will not, unless in the ordinary course of business, without our prior written consent, issue or grant, announce its intention to issue or grant or authorize, agree or otherwise commit to the issuance or grant of any shares of its capital or any securities convertible into or exercisable or exchangeable for such shares, except for the issuance of Common Stock upon the exercise of existing options granted under the Corporation’s stock option plan or to satisfy existing instruments issued prior to the date hereof.

10.

Governing Law. This Letter will be governed by, and construed and interpreted in accordance with, the laws of the State of South Carolina and the federal laws of the United States applicable therein without regard to conflict of laws principles, and the Corporation and we hereby consent and submit to the non-exclusive personal and subject matter jurisdiction of the courts of the State of South Carolina and the U.S. federal courts located in Greenville, South Carolina (and the appellate courts having jurisdiction over appeals therefrom) and waive any right it or we may have to object to an action being brought in such courts, to claim that the action has been brought in an inconvenient forum, or to claim that such courts do not have jurisdiction.

11.

Effect of this Letter of Intent. This Letter constitutes only a preliminary, non-binding expression of interest, and is not intended to, and does not, except as set forth above in paragraphs 5, 6, 7, 9, 10 and this paragraph 11 which, once accepted and agreed, will be binding and enforceable, create or constitute any legally binding obligation, liability or commitment to consummate the Proposed Acquisition or to enter into the Definitive Transactional Documentation or the Tender Agreements. Neither the Corporation nor we will have any rights or obligations whatsoever with respect to the Proposed Acquisition by virtue of this Letter or any other oral or written expression by the Corporation or us, or the Corporation’s or our Representatives, unless and until the Definitive Transactional Documentation has been executed and delivered by each party, except for the obligations set forth in paragraphs 5, 6, 7, 9 and 10 and this paragraph 11. For greater certainty, the obligations of the Corporation and us under paragraphs 6, 7 and 10 and this paragraph 11 will survive termination of this Letter, regardless of the circumstances thereof.

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If you wish to proceed as outlined above, please sign in the space set forth below on or before 4:00 p.m. (Montreal time) on March 17, 2017 and deliver by fax or email a copy of this Letter to the attention of Marcel Bourassa at marcel.bourassa@savaria.com, failing which the present proposal will terminate and this Letter will be of no further force or effect whatsoever. We look forward to working with you toward the successful consummation of the Proposed Acquisition.

Sincerely,

Savaria corporation

By:	/s Marcel Bourassa
Name:	Marcel Bourassa
Title:	President and Chief Executive Officer

ACCEPTED AND AGREED
as of this 17 day of March, 2017

SPAN-AMERICA MEDICAL SYSTEMS, INC.

By:	/s Thomas D. Henrion
Name:	Thomas D. Henrion
Title:	Chairman